SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 1-16695

NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q  [_] Form N-SAR

For Period Ended: December 31, 2010

[_]  Transition Report on Form 10-K

[_]  Transition Report on Form 20-F

[_]  Transition Report on Form 11-K

[_]  Transition Report on Form 10-Q

[_]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached  instruction  sheet before  preparing  form.  Please print or type.

Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Radient Pharmaceuticals Corporation

Full Name of Registrant

Former Name if Applicable

2492 Walnut Avenue, Suite 100

Address of Principal Executive Office (Street and Number)

Tustin, California  92780-7039

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject  report could not be filed  without  unreasonable  effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report,  semi-annual report, transition report on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR, or portion thereof  will  be  filed  on or before  the  15th  calendar  day following  the  prescribed  due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed onor  before  the  fifth  calendar  day  following  the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable  detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the  transition  report  portion  thereof  could  not  be  filed  within  the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file its 10-K for year ended December 31, 2010 in a timely manner because the Registrant is not able to complete its financial statements without unreasonable effort or expense.

As the Registrant has disclosed in its previous filings, effective September 29, 2009, the Registrant deconsolidated all activity of its subsidiary, Jade Pharmaceuticals Inc. (“JPI”).  This decision was based on several factors, including lack of timely responses from JPI to the Registrant’s requests for financial information.  Unfortunately, the Registrant has still not yet received all information requested from JPI for the December 31, 2010 financial statements and therefore is unable to begin the valuation process of JPI, which is required in such statements.

Additionally, in connection with the recent press releases and notification the Registrant received from the NSYE Amex on March 16, 2011 about potential noncompliance with certain Amex disclosure requirements, the Registrant’s Audit Committee has decided to conduct an investigation of the issues Amex raised in their recent letter.  (Please see the Current Report on Form 8-K filed with the SEC on March 22, 2011 for more details about the recent Amex letter) The Audit Committee has already begun  its investigation.  Although we do not currently believe that the results of the Audit Committee’s investigation will require any material changes to our previous filings or disclosure, there can be no assurance that this will be the case. The Audit Committee has undertaken to complete its investigation as soon as practicable and the Registrant shall use its best efforts to file the Annual Report by April 15, 2011, but there can be no assurance that the 2010 audit will be completed by such date due to the situations described herein to enable the Registrant to file its Annual Report by April 15, 2011.

PART IV
OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

Akio Ariura, Chief Operating Officer/	(714) 881-0240
Chief Financial Officer
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer isno, identify report(s).
[X] Yes  [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
[X] Yes  [_] No

If so: attach an explanation of the anticipated  change,  both  narratively and  quantitatively,  and, if  appropriate,  state the reasons why a  reasonable estimate of the results cannot be made.

The Registrant expects to report a decrease in revenues and an increase in net loss for the year ended December 31, 2010 as compared to the year ended December 31, 2009 due to:

•	The deconsolidation of our Chinese subsidiary, JPI, which occurred in the third quarter of our 2009 fiscal year;
•	Impairment on our investment in JPI ;
•	Increase in interest expense;
•	Change in fair value of derivative liabilities;
•	Loss on extinguishment of debt.

Due to the above factors, the Registrant anticipates an increase in net loss of approximately $50 million.  The Registrant is working to complete a valuation of our intangible assets as well as our investment in JPI, both of which may increase our anticipated net loss.

We shall report the year ended December 31, 2010 revenues and net loss when we finalize our financial statements, which we hope to complete on or before April 15, 2011.

The foregoing contains forward-looking statements regarding the Registrant’s anticipated financial results for the year ended December 31, 2010, which are preliminary and subject to adjustment following completion of annual audit procedures. Actual results may differ from the estimates of preliminary results.

Radient Pharmaceuticals Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date: March 31, 2011	By:	/s/ Akio Ariura
Akio Ariura,
Chief Operating Officer/
Chief Financial Officer